Page 1 of 10

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                            EntreMed, Inc.

                      --------------------------

                           (Name of Issuer)

                     Common Stock, $0.01 par value

                      --------------------------

                    (Title of Class of Securities)

                               29382F103

                              -----------
                            (CUSIP Number)

                     Bristol-Myers Squibb Company
                            345 Park Avenue
                          New York, NY 10154
                            (212) 546-4000

       --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             June 11, 1996

                         --------------------

                     (Date of Event which Requires
                       Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this
Statement: [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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                                                         Page 2 of 10

                             SCHEDULE 13D

- -----------------------------

CUSIP No. 29382F103
- -----------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BRISTOL-MYERS SQUIBB COMPANY
          I.R.S. Employer Identification Number 22-079-0350
- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                              (b) [x]
- ---------------------------------------------------------------------
   3      SEC USE ONLY
- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                   WC
- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware
- ---------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER
            SHARES                       1,319,443
         BENEFICIALLY           -------------------------------------
           OWNED BY                 8    SHARED VOTING POWER
             EACH                        0
            PERSON              -------------------------------------
             WITH                   9    SOLE DISPOOSITIVE POWER
                                         1,319,443
                                -------------------------------------
                                    10   SHARED DISPOSITIVE POWER
                                         0
- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,319,443
- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                       10.6%
- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                    CO


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CUSIP No. 29382F103                                   Page 3 of 10

Item 1.      Security and Issuer.

          The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of EntreMed, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 9610 Medical Center Drive, Suite 200, Rockville, Maryland 20850.


Item 2.      Identity and Background.

          This Statement is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "Company"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a diversified, worldwide health and personal care company whose principal businesses are pharmaceuticals, consumer products, nutritionals and medical devices.

          The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company is set forth on Schedule A which is incorporated herein by reference.

          During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.      Source and Amount of Funds or Other Consideration.

          On December 7, 1995, the Issuer and the Company entered into a Restricted Stock Purchase Agreement, whereby the Company (i) agreed to make an initial equity investment of $6,500,000 in the Common Stock at a purchase price of $8.00 per share; (ii) was granted a warrant (the "Warrant") to purchase an additional $10,000,000 of Common Stock with an exercise price per share equal to 150% of the per share offering price for the Common Stock in an initial public offering of Common Stock at any time up to one year from the effective date of the initial public offering; and (iii) agreed to make a second equity investment of $5,000,000 in the Common Stock upon the consummation of an initial public offering of the Common Stock at the same price per share as the per share offering price in the initial public offering, subject to certain conditions.


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CUSIP No. 29382F103                                   Page 4 of 10

          On December 7, 1995, the Company acquired 541,666 shares of Common Stock in connection with its initial equity investment. The purchase price for the December 7, 1995 investment came out of the working capital of the Company. On June 17, 1996, the Issuer completed an initial public offering of its Common Stock with a per share offering price of $15.00. Pursuant to a private placement that was completed on June 17, 1996, the Company made its second equity investment, acquiring 333,333 shares of Common Stock. The purchase price for this investment came out of the working capital of the Company. Based on the per share offering price in the initial public offering, the Warrant currently represents the right to acquire 444,444 shares of Common Stock exercisable through June 11, 1997.


Item 4.      Purpose of Transaction.

          The Company has acquired the Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the view to, or for resale in connection with, any distribution thereof. The Company has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. The Company does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of the Common Stock.

          The shares of the Common Stock of the Issuer owned by the Company have not been registered under the Securities Act of 1933.


Item 5.      Interest in Securities of the Issuer.

          To the best knowledge of the Company, the Company is the beneficial owner of 1,319,443 shares of Common Stock of the Issuer (of which 874,999 shares are directly owned and 444,444 shares are beneficially owned pursuant to the Warrant) or approximately 10.6% of the Common Stock of the Issuer currently outstanding. The Company has the sole power to vote and dispose of all the shares of the Common Stock of the Issuer which it owns.

          Except as set forth in this Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its officers or directors owns any shares of Common Stock.

          Except as set forth on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.

CUSIP No. 29382F103                                  Page 5 of 10

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          The Restricted Stock Purchase Agreement, the Warrant to Purchase Common Stock of EntreMed, Inc. and the Registration Rights Agreement filed as exhibits hereto are incorporated by reference in their entirety. Except as set forth in the Restricted Stock Purchase Agreement, the Warrant to Purchase Common Stock of EntreMed, Inc. and the Registration Rights Agreement, neither the Company nor, to the best knowledge of the Company, any of its officers or directors have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.


Item 7.      Material to be Filed as Exhibits.

          (a) Restricted Stock Purchase Agreement, dated as of
December 7, 1995, between the Issuer and the Company (without
Exhibits).

          (b) Warrant to Purchase Common Stock of EntreMed, Inc., dated December 7, 1995, by EntreMed, Inc.

          (c) Registration Rights Agreement, dated as of December 7, 1995, between EntreMed, Inc. and Bristol-Myers Squibb Company.


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    June 27, 1996                  BRISTOL-MYERS SQUIBB
                                         COMPANY


                                         By:  /s/ Alice C. Brennan
                                            -------------------------
                                            Alice C. Brennan
                                            Vice President & Secretary


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CUSIP No. 29382F103                                Page 6 of 10

                              SCHEDULE A

          The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Each of the directors and executive officers of the Company is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.

Name and Business Address              Present Principal Occupation

Directors of Bristol-Myers
Squibb Company

Charles A. Heimbold, Jr.               Chairman of the Board and Chief
Bristol-Myers Squibb Company           Executive Officer
345 Park Avenue
New York, New York 10154

Robert E. Allen                        Chairman and Chief Executive
AT&T Company                           Officer
295 North Maple Avenue                 AT&T Company
Basking Ridge, New Jersey 07920

Michael E. Autera                      Executive Vice President
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Ellen V. Futter                        President
The American Museum of                 The American Museum of
Natural History                        Natural History
Central Park West at
79th Street
New York, New York 10024

Louis V. Gerstner, Jr.                Chairman of the Board and Chief
IBM Corporation                       Executive Officer of IBM
Old Orchard Road                      Corporation
Armonk, New York 10504

Name and Business Address             Present Principal Occupation

John D. Macomber                      Principal of JDM Investment Group
JDM Investment Group
2806 N. Street, N.W.
Washington, D.C. 20007

James D. Robinson III                 Chairman and Chief Executive
J.D. Robinson Inc.                    Officer of RRE Investors, LLC and
126 East 56th Street                  President of J.D. Robinson Inc.
New York, New York 10022

Andrew C. Sigler                      Chairman and Chief Executive
Champion International                Officer Champion
Corporation                           International Corporation
One Champion Plaza
Stamford, Connecticut 06921

Louis W. Sullivan, M.D.               President of Morehouse
Morehouse School of Medicine          School of Medicine
720 Westview Drive, S.W.
Atlanta, Georgia 30310-1495

Kenneth E. Weg                        Executive Vice President and
Bristol-Myers Squibb                  President, Bristol-Myers Squibb
Company                               Pharmaceutical Group
345 Park Avenue
New York, New York 10154


Officers of Bristol-Myers
Squibb Company

Charles A. Heimbold, Jr.              Chairman of the Board, Director and
                                      Chief Executive Officer

Michael E. Autera                     Executive Vice President and
                                      Director

Harrison M. Bains, Jr.                Treasurer and Vice President,
                                      Corporate Staff

Alice C. Brennan                      Secretary and Vice President,
                                      Corporate Staff

George P. Kooluris                    Senior Vice President, Corporate
                                      Development, Corporate Staff

John L. McGoldrick                    General Counsel and Senior Vice
                                      President, Corporate Staff


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CUSIP No. 29382F103                                     Page 8 of 10

Michael F. Mee                        Chief Financial Officer and
                                      Senior Vice President,
                                      Corporate Staff

Leon E. Rosenberg, M.D.               President, Bristol-Myers Squibb
                                      Pharmaceutical Research Institute

Frederick S. Schiff                   Controller and Vice President,
                                      Corporate Staff

Charles G. Tharp, Ph.D.               Senior Vice President,
                                      Human Resources,
                                      Corporate Staff

Kenneth E. Weg                        Executive Vice President and
                                      Director, President,
                                      Bristol-Myers Squibb
                                      Pharmaceutical Group

CUSIP No. 29382F103                                     Page 9 of 10


                              SCHEDULE B

                     Shares of Common Stock Owned

                                 None.


                Transactions in Shares of Common Stock
                        during the Last 60 Days

                                 None.

CUSIP No. 29382F103                                    Page 10 of 10

                             EXHIBIT INDEX


Exhibit
Number                     Document

  1 Restricted Stock Purchase Agreement, dated as of December 7, 1995, between Bristol-Myers Squibb Company and EntreMed, Inc. (without Exhibits).

  2                        Warrant to Purchase Common Stock of
                           EntreMed, Inc., dated December 7, 1995,
                           by EntreMed, Inc.

  3 Registration Rights Agreement, dated as of December 7, 1995, between EntreMed, Inc. and Bristol-Myers Squibb Company.